SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q3 PROFIT FALLS 8% TO €95M
FARES DECLINE BY 17% WHILE TRAFFIC GROWS 16%
EX-FUEL UNIT COSTS CUT 6%

Ryanair, Europe's No. 1 airline, today (6 Feb) reported that Q3 profits fell 8% to €95m, as average fares fell by 17% to just €33 per passenger, while traffic grew 16% to 29m customers. Q3 unit costs were cut by 12% (ex-fuel unit costs were down 6%).

Q3 Results (IFRS)	Dec 31, 2015	Dec 31, 2016	% Change
Customers (m)	24.9	28.8	+16%
Revenue (m)	€1,330	€1,345	+1%
Profit after Tax (m)	€103	€95	-8%
Net Margin	8%	7%	-1pt
Basic EPS (euro cent)	7.73	7.60	-2%

Ryanair's CEO Michael O'Leary said:

"As previously guided, our fares this winter have fallen sharply as Ryanair continues to grow traffic and load factors strongly in many European markets. These falling yields were exacerbated by the sharp decline in Sterling following the Brexit vote. Ryanair responded to this weaker environment by continuing to improve our "Always Getting Better" (AGB) customer experience, cutting costs, and stimulating demand through lower fares which has seen load factors jump to record levels. Q3 highlights include:

   - Ave fares down 17% to €33
   - Traffic up 16% to 29m
   - Load factors rose 2% to 95% (a Q3 record)
   - Unit costs cut 12% (ex-fuel down 6%)
   - 95 new routes and 5 new bases opened
   - 10 new B737-800s delivered
   - €311m returned to shareholders in Q3 under our €550m share buyback

New Base, Route & Traffic Growth
We continue to grow capacity, new routes and bases, at a time when other EU airlines are also adding capacity, and accordingly the price environment remains weak. We expect the uncertainty post Brexit, weaker Sterling and the switch of charter capacity from Turkey, Egypt and North Africa into Spain and Portugal, will continue to put downward pressure on pricing for the remainder of this year and FY18. As the airline offering the lowest fares in every market, our prices are falling faster than we initially planned but this is good news for customers, and our airport partners but bad news for competitors who cannot match our low prices. Our combination of lower fares, increased availability and AGB service improvements has stimulated industry record Q3 load factors (95%) as millions of new customers switch to Ryanair.

In Q3 we took delivery of 10 new aircraft, opened 5 bases (Bucharest, Hamburg, Nuremberg, Prague and Vilnius) and launched 95 new routes as traffic grew 16% to 29m. In March we open two new bases in Frankfurt Main (No. 84) and Naples (No. 85). Naples is benefiting from over pricing in Rome Fiumicino airport where all major airlines will cut capacity in summer 2017. These new bases extend Ryanair's entry into primary airports where our combination of lower fares and AGB customer service continues to win market share.

We are growing strongly in Germany at a time when Air Berlin are restructuring. However we call on the German Government to follow London's lead and break up the Berlin Airport monopoly which plans to close Tegel Airport so it can restrict capacity and increase prices, while leaving the city of Berlin with less airport capacity than Dublin. Ryanair has also lodged a complaint with the German Cartel Office (the "Bundeskartellamt") which demonstrates how the proposed Lufthansa/Air Berlin wet lease agreement is nothing more than an old fashioned attempt at duopoly to share the market, block competition, and increase air fares.

In Q3 we concluded a new growth deal with London Stansted which will see Ryanair grow to more than 20m passengers next year, with 9 new routes, including Copenhagen, Naples and Nice and increased capacity on 11 existing routes. Ryanair expects to announce some additional UK and EU growth deals in the coming months as airports compete for our growth against the difficult backdrop of Brexit uncertainty.

We expect to continue to grow strongly in continental Europe in 2017 with more new bases and routes still to be added.

Costs & Fuel Hedging
Ryanair's low cost base is a key differentiator with all other EU airlines. Not only have we the lowest passenger costs, but these costs are falling when many other low fare competitors are forecasting flat or rising costs. As this cost gap widens, Ryanair will continue to pass on even lower fares to our customers to ensure we grow safely and profitably. Fuel costs fell by 20% per passenger in Q3. Non-fuel unit costs were down 6% as we took delivery of new B737-800s (hedged at a blended €/$ rate of $1.31), negotiated further airport growth incentives, grew load factors, and benefited from Sterling weakness on some parts of our cost base. As we grow we are continuing to target cost savings and new deals for engine maintenance, reservation systems, and the low cost in-house development of Ryanair Labs will continue to deliver material savings over the coming years as we grow to 200m customers p.a.

Q4 fuel is 95% hedged at approx. $56bbl. We've also hedged over 85% of our FY18 fuel at an ave price of $49bbl which (allowing for volume growth) will deliver fuel savings of approx. €65m in FY18.

Labs and Ancillary
Our AGB programme, coupled with our lower fares, continues to attract millions of new passengers to Ryanair. In Oct we launched Ryanair Rooms initially with 2 suppliers (this will rise to 5 by March 2017). In Nov we ran 8 days of low fare promotions during cyber week which delivered record bookings. In Dec we launched Ryanair Holidays, a low cost package holiday service available initially in Germany, the UK and Ireland. This holiday service will be rolled out to other markets later in 2017. Membership of "MyRyanair" became mandatory in Q3 and will see memberships surge to 20m individual customers by year end. We believe that "MyRyanair" will enable us to better design exclusive benefits for our customers, while helping to eliminate unlicenced, mis-selling OTA's and screen scrapers.

Punctuality
While our punctuality remains industry leading, we have struggled this winter with particularly adverse weather, repeated ATC strikes, and ATC staffing related slot delays which saw punctuality fall from 90% last year to 88% in the first nine months of FY17. We are looking at new initiatives to address this problem, including a review of our service policies such as the 2 free carry-on bags which are the cause of increasing boarding gate delays.

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Ave
FY16	90%	92%	91%	90%	90%	92%	92%	92%	86%	91%
FY17	91%	89%	81%	85%	90%	91%	89%	90%	84%	88%

Balance Sheet and Shareholder Returns
In Nov our Board approved a €550m share buyback. We have now completed over 90% of this programme with approx. €500m spent and we expect to complete it by the end of Feb 2017. The value to shareholders of our buyback programme is demonstrated in this quarter during which PAT fell by 8%, but EPS fell by just 2%. Our ADR buyback programme has been inhibited by light volumes and the unavailability of block trades. The Board has agreed to put in place an authority to allow the Company to buy ADR's on a more opportunistic basis (subject to market conditions and annual shareholder approvals) outside of regular buyback programmes.

Our balance sheet remains strong. In Dec we moved into a small net debt position of €576m having spent almost €1bn on CAPEX, €800m on share buybacks and €300m on debt repayments in the current year. We plan to continue to manage our cash flow prudently and expect to have a modest net debt position at year-end.

Brexit:
While it appears that we are heading for a "hard" Brexit, there is still significant uncertainty in relation to what exactly this will entail. This uncertainty will continue to represent a challenge for our business for the remainder of FY17 and FY18. We expect Sterling to remain volatile for some time and we may see a slowdown in economic growth in both the UK and Europe as we move closer to Brexit. While there may be opportunities to expand at certain UK airports (such as the recent extension of our growth deal at Stansted), we expect to grow at a slower pace than previously planned in the UK and will continue to switch capacity into other key markets around Europe. As previously noted, we hope that the UK remains a member of Europe's "open skies" system. Until the final outcome is known, however, we will continue to adapt to changing circumstances in the best interest of our customers, people and shareholders.

Outlook
Our outlook for the remainder of FY17 is cautious. With less than 2 months of the year to go, and no Easter in March, we expect Q4 yields to decline by as much as -15%. We will carry over 119m customers in FY17, and full year ex-fuel unit costs should fall by approx. 4%. Accordingly we are maintaining our full year profit guidance in a range of €1.30bn to €1.35bn, but this guidance heavily depends on the absence of any unforeseen security events affecting close in bookings.

Looking out into FY18, we are still finalising our budget but it seems clear that pricing will continue to be challenging and we will respond to these adverse market conditions with strong traffic growth and lower unit costs. We expect our load factor active/price passive strategy will win market share from all higher cost EU competitor airlines, while we continue to open new markets. The good news is that our customers will continue to enjoy our unique combination of lower prices and our AGB customer experience for the benefit of our people, our passengers and our shareholders."

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, carrying 119m p.a. on more than 1,800 daily flights from 85 bases, connecting over 200 destinations in 33 countries on a fleet of over 360 Boeing 737 aircraft, with  a further 300 Boeing 737's on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. Ryanair has a team of more than 12,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 31 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at December 31, 2016 (unaudited)

		At Dec 31, 2016	At Mar 31, 2016
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	6,871.3	6,261.5
Intangible assets		46.8	46.8
Derivative financial instruments		53.7	88.5
Total non-current assets		6,971.8	6,396.8

Current assets
Inventories		3.0	3.3
Other assets		140.4	148.5
Trade receivables		51.4	66.1
Derivative financial instruments		575.7	269.1
Restricted cash		12.1	13.0
Financial assets: cash > 3 months		2,539.4	3,062.3
Cash and cash equivalents		613.3	1,259.2
Total current assets		3,935.3	4,821.5

Total assets		10,907.1	11,218.3

Current liabilities
Trade payables		197.2	230.6
Accrued expenses and other liabilities		1,328.2	2,112.7
Current maturities of debt		394.4	449.9
Derivative financial instruments		26.4	555.4
Current tax		92.4	20.9
Total current liabilities		2,038.6	3,369.5

Non-current liabilities
Provisions		137.0	149.3
Derivative financial instruments		2.3	111.6
Deferred tax		504.0	385.5
Other creditors		17.4	32.5
Non-current maturities of debt		3,346.6	3,573.1
Total non-current liabilities		4,007.3	4,252.0

Shareholders' equity
Issued share capital	12	7.4	7.7
Share premium account		719.4	719.4
Other undenominated capital	12	2.6	2.3
Retained earnings	12	3,642.3	3,166.1
Other reserves		489.5	(298.7)
Shareholders' equity		4,861.2	3,596.8

Total liabilities and shareholders' equity		10,907.1	11,218.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2016 (unaudited)

			IFRS Quarter Ended	IFRS Quarter Ended
		Change	Dec 31, 2016	Dec 31, 2015
	Note	%	€M	€M
Operating revenues
Scheduled revenues		-4%	950.5	987.1
Ancillary revenues		+15%	394.5	342.4
Total operating revenues - continuing operations		+1%	1,345.0	1,329.5

Operating expenses
Fuel and oil		-8%	446.9	485.1
Airport and handling charges		+5%	210.9	201.3
Route charges		+6%	153.9	144.8
Staff costs		+8%	153.7	142.3
Depreciation		+17%	122.8	104.9
Marketing, distribution and other		+11%	77.1	69.2
Maintenance, materials and repairs		+16%	39.2	33.7
Aircraft rentals		-2%	21.7	22.2
Total operating expenses		+2%	1,226.2	1,203.5

Operating profit - continuing operations		-6%	118.8	126.0

Other (expense)/income
Finance expense		-21%	(13.9)	(17.5)
Finance income		-57%	1.0	2.3
Foreign exchange (loss)		-	0.3	0.3
Total other (expense)/income		-15%	(12.6)	(14.9)

Profit before tax		-4%	106.2	111.1

Tax expense on profit on ordinary activities		+37%	(11.5)	(8.4)

Profit for the quarter - all attributable to equity holders of parent		-8%	94.7	102.7

Earnings per ordinary share (in € cent)
Basic	9	-2%	7.60	7.73
Diluted	9	-2%	7.55	7.68
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,246.3	1,329.2
Diluted	9		1,254.2	1,337.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2016 (unaudited)

			IFRS Nine Months Ended Dec 31,	Pre- Exceptional Results Dec 31,	Exceptional Items Dec 31,	IFRS Nine Months Ended Dec 31,
		Change*	2016	2015	2015	2015
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		-1%	4,193.1	4,227.1	-	4,227.1
Ancillary revenues		+12%	1,283.4	1,142.5	-	1,142.5
Total operating revenues - continuing operations		+2%	5,476.5	5,369.6	-	5,369.6

Operating expenses
Fuel and oil		-8%	1,515.2	1,642.1	-	1,642.1
Airport and handling charges		+4%	696.0	670.9	-	670.9
Route charges		+5%	516.8	494.2	-	494.2
Staff costs		+8%	482.9	448.0	-	448.0
Depreciation		+17%	374.7	320.0	-	320.0
Marketing, distribution and other		+14%	249.4	218.2	-	218.2
Maintenance, materials and repairs		+12%	108.2	96.5	-	96.5
Aircraft rentals		-29%	66.0	93.2	-	93.2
Total operating expenses		+1%	4,009.2	3,983.1	-	3,983.1

Operating profit - continuing operations		+6%	1,467.3	1,386.5	-	1,386.5

Other (expense)/income
Gain on disposal of available for sale financial asset		-	-	-	317.5	317.5
Finance expense		+3%	(53.8)	(52.3)	-	(52.3)
Finance income		-79%	3.5	16.3	-	16.3
Foreign exchange (loss)/gain		-	(1.9)	(0.4)	-	(0.4)
Total other (expense)/income		+43%	(52.2)	(36.4)	317.5	281.1

Profit before tax		+5%	1,415.1	1,350.1	317.5	1,667.6

Tax expense on profit on ordinary activities	4	-4%	(152.8)	(159.2)	-	(159.2)

Profit for the nine months - all attributable to equity holders of parent		+6%	1,262.3	1,190.9	317.5	1,508.4

Earnings per ordinary share (in € cent)
Basic	9	+14%	100.26	88.15		111.65
Diluted	9	+14%	99.67	87.68		111.06
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,259.0	1,351.0		1,351.0
Diluted	9		1,266.5	1,368.3		1,358.2
*Comparison refers to adjusted figures prior to inclusion of the exceptional item

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2016 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Dec 31,	Dec 31,
	2016	2015
	€M	€M

Profit for the quarter	94.7	102.7

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	407.3	(189.4)

Other comprehensive income/(loss) for the quarter, net of income tax	407.3	(189.4)

Total comprehensive income/(loss) for the quarter - all attributable to equity holders of parent	502.0	(86.7)

Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2016 (unaudited)
	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2016	2015
	€M	€M

Profit for the nine months	1,262.3	1,508.4

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	776.4	(525.7)

Available for sale financial asset:
Disposal of available for sale financial asset-reclassified to profit or loss	-	(291.4)

Other comprehensive income/(loss) for the nine months, net of income tax	776.4	(817.1)

Total comprehensive income for the nine months - all attributable to equity holders of parent	2,038.7	691.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2016 (unaudited)

		Nine Months	Nine Months
		Ended	Ended
		Dec 31,	Dec 31,
		2016	2015
	Note	€M	€M
Operating activities
Profit after tax		1,262.3	1,508.4

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		374.7	320.0
Decrease in inventories		0.3	-
Tax expense on profit on ordinary activities		152.8	159.2
Share based payments		4.5	4.6
Decrease in trade receivables		14.7	(10.1)
Decrease/(increase) in other current assets		8.1	(16.7)
(Decrease)/increase in trade payables		(33.4)	24.7
(Decrease) in accrued expenses		(790.0)	(595.4)
(Decrease) in other creditors		(15.1)	(24.2)
(Decrease) in provisions		(12.3)	(20.0)
Gain on disposal of available for sale financial asset		-	(317.5)
(Increase) in finance income		(0.1)	(0.9)
Increase in finance expense		5.5	4.1
Income tax paid		(76.5)	(45.6)
Net cash provided by operating activities		895.5	990.6

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(984.5)	(725.9)
Disposal of available for sale asset		-	398.1
Decrease in restricted cash		0.9	(3.0)
Decrease/(increase) in financial assets: cash > 3 months		522.9	(121.2)
Net cash (used in) investing activities		(460.7)	(452.0)

Financing activities
Net proceeds from shares issued		-	0.8
Shareholder returns	12	(778.8)	(686.7)
Repayments of long term borrowings		(301.9)	(281.1)
Net cash (used in) financing activities		(1,080.7)	(967.0)

(Decrease) in cash and cash equivalents		(645.9)	(428.4)
Cash and cash equivalents at beginning of the period		1,259.2	1,184.6
Cash and cash equivalents at end of the period		613.3	756.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2016 (unaudited)
							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1
Profit for the nine months	-	-	-	1,508.4	-	-	-	-	1,508.4
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(525.7)	-	(525.7)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	(291.4)	(291.4)
Total other comprehensive income	-	-	-	-	-	-	(525.7)	(291.4)	(817.1)
Total comprehensive income	-	-	-	1,508.4	-	-	(525.7)	(291.4)	691.3
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	0.8	-	-	-	-	-	0.8
Share capital reorganisation	(33.8)	(0.7)	-	-	0.7	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	4.6	4.6
Dividend paid	-	-	-	(397.9)	-	-	-	-	(397.9)
Treasury shares cancelled	(0.3)	-	-	(3.2)	-	3.2	-	-	-
Repurchase of ordinary equity shares	-	-	-	(288.8)	-	-	-	-	(288.8)
Cancellation of repurchased ordinary shares	(24.6)	(0.1)	-	-	0.1	-	-	-	-
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	-	(0.3)	-
Balance at December 31, 2015	1,319.3	7.9	719.4	3,525.0	2.1	-	(217.2)	7.9	4,045.1
Profit for the three months	-	-	-	50.7	-	-	-	-	50.7
Other comprehensive income
Net actuarial gains from retirement benefit plans	-	-	-	0.4	-	-	-	-	0.4
Net movements in cash flow reserve	-	-	-	-	-	-	(83.4)	-	(83.4)
Total other comprehensive income	-	-	-	0.4	-	-	(83.4)	-	(83.0)
Total comprehensive income	-	-	-	51.1	-	-	(83.4)	-	(32.3)
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	1.3	1.3
Repurchase of ordinary equity shares	-	-	-	(410.0)	-	(7.3)	-	-	(417.3)
Cancellation of repurchased ordinary shares	(28.6)	(0.2)	-	-	0.2	-	-	-	-
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the nine months	-	-	-	1,262.3	-	-	-	-	1,262.3
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	776.4	-	776.4
Total other comprehensive income	-	-	-	-	-	-	776.4	-	776.4
Total comprehensive income	-	-	-	1,262.3	-	-	776.4	-	2,038.7
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	4.5	4.5
Repurchase of ordinary equity shares	-	-	-	(778.8)	-	-	-	-	(778.8)
Cancellation of repurchased ordinary shares	(56.5)	(0.3)	-	-	0.3	-	-	-	-
Treasury shares cancelled	(0.5)	-	-	(7.3)	-	7.3	-	-	-
Balance at December 31, 2016	1,233.7	7.4	719.4	3,642.3	2.6	-	475.8	13.7	4,861.2

Ryanair Holdings plc and Subsidiaries

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary below) all figures and comments are by reference to the prior period adjusted results excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided in the interim management report.

MD&A of the Quarter Ended December 31, 2016

Income Statement

Scheduled revenues:
Scheduled revenues fell by 4% as 16% traffic growth (to 28.8M) was offset by a 17% reduction in average fare to €33.

Ancillary revenues:
Ancillary revenues rose by 15% to €394.5M (29% of total revenues compared to 26% in Q3 FY16) driven by a solid performance in reserved seating, priority boarding, on-board sales and car hire offset by lower travel insurance and hotels penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 8% to €446.9M due to lower euro fuel prices offset by a 15% increase in block hours and higher load factors (up 2 points to 95%).

Airport and handling charges:
Airport and handling charges rose by 5% to €210.9M due to 16% traffic growth offset by more competitive airport deals and weaker sterling against the euro.

Route charges:
Route charges increased by 6% to €153.9M due to a 13% increase in sectors flown offset by Eurocontrol price reductions in France, Germany and the UK (aided by weaker sterling).

Staff costs:
Staff costs rose by 8% to €153.7M, lower than the 16% increase in traffic, due to 13% more sectors and the impact of a 2% pay increase in April 2016 offset by weaker sterling against the euro.

Depreciation:
Depreciation increased by 17% to €122.8M due to 55 (+20%) additional owned aircraft in the fleet at period end (330 at December 31, 2016 compared to 275 at December 31, 2015).

Marketing, distribution and other:
Marketing, distribution and other rose by 11% to €77.1M, due mainly to increased distribution costs related to higher on-board sales and higher passenger compensation costs following an ECJ ruling in September 2015.  Marketing spend was down over €3.0M in the quarter.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose by 16% to €39.2M due to the timing of aircraft checks and the stronger US dollar against the euro.

Aircraft rentals:
Aircraft rentals decreased by 2% to €21.7M due to the handback of 10 leased aircraft over the past year.

Ownership and maintenance:
During the quarter ended December 31, 2016 ownership and maintenance costs (depreciation, maintenance, aircraft rentals and financing costs) rose by 11% to €197.6M, which is significantly lower than the 16% increase in passenger numbers.

Unit costs fell by 12%, excluding fuel they fell by 6%, which compares favourably to the 16% increase in traffic in the quarter.

Other (expense)/income:

Finance expense:
Finance expense decreased by 21% to €13.9M primarily due to lower interest rates.

Finance income:
Finance income fell by €1.3M due to significantly lower deposit interest rates and lower cash balances.

MD&A Nine Months Ended December 31, 2016

The exceptional item in the nine months ended December 31, 2015 comprised an accounting gain of €317.5M arising on the disposal of Ryanair's 29.8% shareholding in Aer Lingus.

Income Statement

Scheduled revenues:
Scheduled revenues fell by 1% to €4,193.1M as 13% traffic growth (to 93.6M) was offset by a 12% reduction in average fare to just under €45.

Ancillary revenues:
Ancillary revenues rose by 12% to €1,283.4M (23% of total revenues compared to 21% in the period ended December 31, 2015) driven by a solid performance in reserved seating, priority boarding, car hire and on-board sales offset by lower travel insurance and hotels penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 8% or €126.9M, to €1,515.2M due to lower euro fuel prices offset by an 11% increase in block hours and higher load factors (up 2 points to 95%).

Airport and handling charges:
Airport and handling charges rose by 4% to €696.0M due to 12% traffic growth offset by more competitive airport deals and weaker sterling against the euro.

Route charges:
Route charges increased by 5% to €516.8M due to an 11% increase in sectors flown offset by Eurocontrol price reductions in France, Germany and the UK (aided by weaker sterling).

Staff costs:
Staff costs rose by 8% to €482.9M, lower than the 12% increase in traffic, due to 11% more sectors and the impact of a 2% pay increase in April 2016 offset by weaker sterling against the euro.

Depreciation:
Depreciation increased by 17% to €374.7M due to 55 (+20%) additional owned aircraft in the fleet at period end (330 at December 31, 2016 compared to 275 at December 31, 2015).

Marketing, distribution and other:
Marketing, distribution and other rose by 14% to €249.4M, due mainly to increased distribution costs related to higher on-board sales, disruption costs related to ATC strikes (primarily French) in the period and higher passenger compensation costs following an ECJ ruling in September 2015.  Marketing spend was down more than €8.0M in the nine months.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose by 12% to €108.2M due to the timing of aircraft checks, the stronger US dollar against the euro and lease handbacks.

Aircraft rentals:
Aircraft rentals decreased by 29% to €66.0M due to the absence of short-term summer leases compared to the prior year comparative and the handback of 10 leased aircraft over the past year.

Ownership and maintenance:
During the nine months ended December 31, 2016 ownership and maintenance costs (depreciation, maintenance, aircraft rentals and financing costs) rose by 7% to €602.7M, which is significantly lower than the 12% increase in passenger numbers.

Unit costs fell by 11%, excluding fuel they were down by 6%, which compares favourably to the 12% increase in traffic in the nine month period.

Other income/(expense):

Finance expense:
Finance expense increased by 3% to €53.8M.  In prior periods interest raised in our Eurobond issuances was capitalised.  As new aircraft are being brought into use, the interest is recognised in the income statement.  This interest expense was partially offset by lower interest rates.

Finance income:
Finance income fell by €12.8M due to the absence of the Aer Lingus dividend this year (€8M in FY16) and lower deposit interest rates and lower cash balances.

Balance sheet:
Gross cash decreased by €1,169.7M to €3,164.8M since March 2016.
Gross debt fell by €282.0M to €3,741.0M at period end.
€895.5M net cash flow was generated by operating activities.  Net capital expenditure was €984.5M, shareholder returns and debt repayments amounted to €778.8M and €301.9M respectively.
Net debt was €576.2M at period end.  (March 31, 2016: Net cash €311.5M).

Shareholders' equity:
Shareholders' equity increased by €1,264.4M to €4,861.2M in the nine months primarily due to a net profit after tax of €1,262.3M and IFRS hedge accounting treatment for derivatives of €776.4M offset by €778.8M of shareholder returns.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2016 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

●  Principal risks and uncertainties relating to the remaining three months of the year;

●  Related party transactions; and

●  Post balance sheet events.

Results of operations for the nine month period ended December 31, 2016 compared to the nine month period ended December 31, 2015, including important events that occurred during the nine months, are set forth above in the MD&A.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors, unforeseen security events and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 107 and 108 of our 2016 annual report.

Related party transactions
Please see note 13.
Post balance sheet events

Please see note 14.

Reconciliation of profit after tax to adjusted profit after tax for the nine month period
	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2016	2015
	€M	€M

Profit after tax for the nine months - IFRS	1,262.3	1,508.4

Exceptional item
Gain on disposal of available for sale financial asset	-	(317.5)

Adjusted profit after tax for the nine months	1,262.3	1,190.9

Exceptional item: The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for MD&A purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the nine months ended December 31, 2015 relates to a one-off accounting gain on disposal of our 29.8% shareholding in Aer Lingus.

Going concern
After making enquiries and considering the Group's principal risks and uncertainties and its financial position and cash flows, the directors have formed a judgment, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies
Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2016 comprise the Company and its subsidiaries (together referred to as the "Group").
These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2016 Annual Report for the year ended March 31, 2016, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2016, are available at http://investor.ryanair.com/.
The comparative figures included for the year ended March 31, 2016 do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2016, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  Statutory financial statements for the year ended March 31, 2016 have been filed with the Companies' Office.  The auditor's report on those financial statements was unqualified.
The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the period ended December 31, 2016 on February 3, 2017.
Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).
The following new and amended standards, that have been issued by the IASB, and which are effective for the first time for the current financial year beginning on or after January 1, 2016, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

●        Amendments to IFRS 11: "Accounting for Acquisitions of Interests in Joint Operations" (effective for fiscal periods beginning on or after January 1, 2016)

●        Amendments to IAS 16 and IAS 38: "Clarification of Acceptable Methods of Depreciation and Amortisation" (effective for fiscal periods beginning on or after January 1, 2016)

●        Amendments to IAS 16 Property, Plant and Equipment and IAS 41 Bearer Plants (effective for fiscal periods beginning on or after January 1, 2016)

●        Amendments to IAS 27 Equity method in Separate Financial Statements (effective for fiscal periods beginning on or after January 1, 2016)

●        Amendments to IAS 1: "Disclosure Initiative" (effective for fiscal periods beginning on or after January 1, 2016)

●        "Annual Improvements to IFRSs" 2012-2014 Cycle (effective for fiscal periods beginning on or after January 1, 2016)

The adoption of these amended standards did not have a material impact on our financial position or results from operations in the nine months ended December 31, 2016.

2.            Estimates
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations
The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.            Income tax expense
The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2016 was 10.8% (December 31, 2015: 11.8%).  The tax charge for the nine months ended December 31, 2016 of €152.8M (December 31, 2015: €159.2M) comprises a current tax charge of €148.0M and a deferred tax charge of €4.8M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.            Share based payments
The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €4.5M is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies
The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments
At December 31, 2016 Ryanair had an operating fleet of 365 (2015: 320) Boeing 737 aircraft.  The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods Fiscal 2015 to Fiscal 2019 of which 11 aircraft were delivered in the year ended March 31, 2015, a further 41 were delivered in the year ended March 31, 2016 and 31 in the nine months ended December 31, 2016.
The Group also agreed to purchase up to 200 (100 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods Fiscal 2020 to Fiscal 2024.

8.            Analysis of operating segment
The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.
The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.
The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period.
All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.
The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:
	Nine Months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2016	2015
	€M	€'M
External revenues	5,476.5	5,369.6

Reportable segment profit after income tax (excluding gain on disposal of the available for sale financial asset - FY 2016 only)	1,262.3	1,190.9

	At Dec 31, 2016 €M	At Mar 31, 2016 €M
Reportable segment assets	10,907.1	11,218.3

9.            Earnings per share
	Nine Months	Nine Months	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2016	2015	2016	2015

Basic earnings per ordinary share euro cent	100.26	111.65	7.60	7.73
Diluted earnings per ordinary share euro cent	99.67	111.06	7.55	7.68
Weighted average number of ordinary shares (in M's) - basic	1,259.0	1,351.0	1,246.3	1,329.2
Weighted average number of ordinary shares (in M's) - diluted	1,266.5	1,358.2	1,254.2	1,337.3

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 7.4M (2015: 7.2M).
10.          Property, plant and equipment
Acquisitions and disposals
Capital expenditure in the nine months to December 31, 2016 amounted to €984.5M and primarily relates to aircraft pre delivery payments and 31 aircraft deliveries.

11.          Financial instruments and financial risk management
The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2016 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●          Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●          Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

11.          Financial instruments and financial risk management (continued)

Financial instruments measured at fair value
●          Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●          Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2016 has been used to establish fair value. (Level 2)
The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the nine months to December 31, 2016, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.
Financial instruments disclosed at fair value
●          Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at December 31, 2016 to arrive at a fair value representing the amount payable to a third party to assume the obligations.
There were no significant changes in the business or economic circumstances during the nine months to December 31, 2016 that affect the fair value of our financial assets and financial liabilities.
The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2016	2016	2016	2016
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	5.7	5.7	79.2	79.2
- Jet fuel derivative contracts	39.3	39.3	3.2	3.2
- Interest rate swaps	8.7	8.7	6.1	6.1
	53.7	53.7	88.5	88.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	428.1	428.1	267.2	267.2
- Jet fuel derivative contracts	142.2	142.2	-	-
- Interest rate swaps	5.4	5.4	1.9	1.9
	575.7	575.7	269.1	269.1
Trade receivables*	51.4		66.1
Cash and cash equivalents*	613.3		1,259.2
Financial asset: cash > 3 months*	2,539.4		3,062.3
Restricted cash*	12.1		13.0
Other assets*	3.5		3.4
	3,795.4	575.7	4,673.1	269.1
Total financial assets	3,849.1	629.4	4,761.6	357.6

11.          Financial instruments and financial risk management (continued)

	At Dec 31,	At Dec 31,	At Mar 31,	At Mar 31,
	2016	2016	2016	2016
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	-	-	50.5	50.5
- Interest rate swaps	2.3	2.3	4.0	4.0
- Jet fuel derivative contracts	-	-	57.1	57.1
	2.3	2.3	111.6	111.6
Long-term debt	1,653.9	1,685.7	1,881.0	1,923.4
Bonds	1,692.7	1,748.5	1,692.1	1,741.8
	3,348.9	3,436.5	3,684.7	3,776.8
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	3.7	3.7	0.6	0.6
- Interest rate swaps	3.4	3.4	12.2	12.2
- Jet fuel derivative contracts	19.3	19.3	542.6	542.6
	26.4	26.4	555.4	555.4
Long-term debt	394.4	394.4	449.9	449.9
Trade payables*	197.2		230.6
Accrued expenses*	424.0		422.8
	1,042.0	420.8	1,658.7	1,005.3
Total financial liabilities	4,390.9	3,857.3	5,343.4	4,782.1

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

12. Shareholder returns

In the nine months ended December 31, 2016 the Company bought back 36.0M shares at a total cost of approximately €468M under its €886M share buyback which commenced in February 2016.  This buy-back was equivalent to approximately 2.8% of the Company's issued share capital at March 31, 2016. All of these ordinary shares repurchased were cancelled at December 31, 2016.
In addition to the above, in the nine months ended December 31, 2016, the Company bought back 20.5M shares at a total cost of approximately €311M under its €550M share buyback programme which was announced and commenced in November 2016.  This buy-back was equivalent to approximately 1.6% of the Company's issued share capital at March 31, 2016. All of these ordinary shares repurchased were cancelled at December 31, 2016.
In the year ended March 31, 2016, the Company bought back 24.6M ordinary shares at a total cost of €288M under its €400M share buy-back programme which commenced in February 2015 and ended in August 2015 and 29.1M ordinary shares at a total cost of approximately €418M under its €886M share buyback which commenced in February 2016.  These were equivalent to approximately 3.9% of the Company's issued share capital. 53.2M of these ordinary shares repurchased were cancelled at March 31, 2016. The remaining 0.5M ordinary shares were cancelled on April 1, 2016.  Accordingly, share capital decreased by 53.2M ordinary shares with a nominal value of €0.3M and the capital redemption reserve increased by a corresponding €0.3M. The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

In addition to the above, the Company returned €398M to shareholders via a B Share scheme in November 2015, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8M ordinary shares to 1,319.3M. The nominal value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro cent each under the reorganisation. All 'B' Shares and Deferred Shares issued in connection with the B Share scheme were either redeemed or cancelled during the financial year ended March 31, 2016, such that there were no 'B' Shares or Deferred Shares remaining in issue as at March 31, 2016.

13.          Related party transactions

The Company has related party relationships with its subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.
There were no related party transactions in the period ended December 31, 2016 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2016 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.          Post balance sheet events
As at February 2, 2017 the Company had bought back a further 12.3M ordinary shares at a total cost of €189M (cumulative cost of €500M since the start of the share buy-back programme) under its €550M share buy-back programme. This further share buy-back is equivalent to approximately 1% of the Company’s issued share capital at the date of commencement of the share buy-back programme.  It is expected that the balance of the share buy-back programme will be completed before the end of February 2017.  All of the ordinary shares repurchased were, or will be, cancelled.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 February, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary